UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Kimbell Royalty Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

49435R 102
(CUSIP Number)

David J. Sorkin, Esq.
9 West 57th Street, Suite 4200
New York, NY 10019
(212) 750-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102	Page 2

1	NAMES OF REPORTING PERSONS
EIGF Aggregator III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,897,483

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,897,483

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,897,483

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102	Page 3

1	NAMES OF REPORTING PERSONS
TE Drilling Aggregator LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
266,076

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
266,076

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
266,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102	Page 4

1	NAMES OF REPORTING PERSONS
EIGF Aggregator LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,897,483

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,897,483

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,897,483

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102	Page 5

1	NAMES OF REPORTING PERSONS
KKR Energy Income and Growth Fund I L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,897,483

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,897,483

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,897,483

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102	Page 6

1	NAMES OF REPORTING PERSONS
KKR Associates EIGF L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,897,483

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,897,483

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,897,483

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102	Page 7

1	NAMES OF REPORTING PERSONS
KKR Energy Income and Growth Fund I-TE L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
266,076

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
266,076

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
266,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102	Page 8

1	NAMES OF REPORTING PERSONS
KKR Associates EIGF TE L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
266,076

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
266,076

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
266,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102	Page 9

1	NAMES OF REPORTING PERSONS
KKR EIGF LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,163,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,163,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,163,559

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102	Page 10

1	NAMES OF REPORTING PERSONS
KKR Upstream Associates LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,163,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,163,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,163,559

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102	Page 11

1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,163,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,163,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,163,559

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102	Page 12

1	NAMES OF REPORTING PERSONS
KKR Upstream LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,163,559

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,163,559

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,163,559

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102	Page 13

1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,163,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,163,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,163,559

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102	Page 14

1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,163,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,163,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,163,559

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102	Page 15

1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,163,559

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,163,559

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,163,559

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102	Page 16

1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,163,559

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,163,559

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,163,559

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	Calculated pursuant to Rule 13d-3. See Item 5.

CUSIP No. 49435R 102	Page 17

1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,163,559

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,163,559

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,163,559

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	Calculated pursuant to Rule 13d-3. See Item 5.

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the common units representing limited partner interests (“Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on July 23, 2018, as amended by Amendment No. 1 thereto, filed by the Reporting Persons on September 25, 2018 (together, the “Schedule 13D”). Except as otherwise specified in this Amendment No. 2, all previous Items are unchanged. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (f)        This Schedule 13D is jointly filed by and on behalf of each of the following:

(i)	EIGF Aggregator III LLC, a Delaware limited liability company (“EIGF Aggregator III”)
(ii)	TE Drilling Aggregator LLC, a Delaware limited liability company (“TE Drilling Aggregator”)
(iii)	EIGF Aggregator LLC, a Delaware limited liability company (“EIGF Aggregator”)
(iv)	KKR Energy Income and Growth Fund I L.P., a Delaware limited partnership (“KKR Energy Income”)
(v)	KKR Associates EIGF L.P., a Delaware limited partnership (“KKR Associates”)
(vi)	KKR Energy Income and Growth Fund I-TE L.P., a Delaware limited partnership (“KKR Energy Income TE”)
(vii)	KKR Associates EIGF TE L.P., a Delaware limited partnership (“KKR Associates TE”)
(viii)	KKR EIGF LLC, a Delaware limited liability company (“KKR EIGF”)
(ix)	KKR Upstream Associates LLC, a Delaware limited liability company (“KKR Upstream Associates”)
(x)	KKR Group Partnership L.P., a Cayman Islands limited partnership (“KKR Group Partnership”)
(xi)	KKR Upstream LLC, a Delaware limited liability company (“KKR Upstream”)
(xii)	KKR Group Holdings Corp., a Delaware corporation (“KKR Group Holdings”)
(xiii)	KKR & Co. Inc., a Delaware corporation (“KKR & Co.”)
(xiv)	KKR Management LLP, a Delaware limited liability partnership (“KKR Management”)
(xv)	Henry R. Kravis, a United States citizen; and
(xvi)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xvi) are collectively referred to herein as the “Reporting Persons”).

In connection with an internal reorganization that became effective on January 1, 2020, among other things, (i) KKR Fund Holdings GP Limited, a former general partner of KKR Fund Holdings L.P., was dissolved and therefore is no longer a Reporting Person on this Schedule 13D and (ii) KKR Fund Holdings L.P. was renamed KKR Group Partnership L.P.

EIGF Aggregator is the managing member of EIGF Aggregator III. KKR Energy Income is the managing member of EIGF Aggregator. KKR Associates is the general partner of KKR Energy Income. KKR Energy Income TE is the sole member of TE Drilling Aggregator, and KKR Associates TE is the general partner of KKR Energy Income TE. KKR EIGF is the general partner of KKR Associates and the general partner of KKR Associates TE. KKR Upstream Associates is the sole member of KKR EIGF. KKR Group Partnership and KKR Upstream are the members of KKR Upstream Associates. KKR Group Partnership is the sole member of KKR Upstream. KKR Group Holdings is the general partner of KKR Group Partnership. KKR & Co. is the sole shareholder of KKR Group Holdings. KKR Management is the Class B shareholder of KKR & Co. Messrs. Kravis and Roberts are the founding partners of KKR Management.

Each of Messrs. Joseph Y. Bae, Robert H. Lewin, Scott C. Nuttall and David J. Sorkin is a director of KKR Group Holdings, and each of Messrs. Bae, Lewin, Kravis, Nuttall, Roberts and Sorkin is an executive officer of

KKR Group Holdings and KKR & Co. The directors of KKR & Co. (the “KKR Directors”) are listed on Annex A attached hereto. Each of Messrs. Bae, Nuttall and Sorkin is a United States citizen, and Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, dated as of January 30, 2020, a copy of which is attached hereto as Exhibit 99.10.

(b) The principal business office for the Reporting Persons and Messrs. Bae, Lewin, Nuttall and Sorkin and the KKR Directors (other than George R. Roberts) is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

The principal business office for George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c) EIGF Aggregator III and TE Drilling Aggregator are engaged in the business of investing in securities.

Each of EIGF Aggregator, KKR Energy Income, KKR Energy Income TE, KKR Associates TE, KKR Associates, KKR EIGF, KKR Upstream Associates and KKR Upstream is principally engaged in the business of being a general partner or sole or managing member as described above and managing investments through other partnerships and limited liability companies.

Each of KKR Group Partnership, KKR Group Holdings, KKR & Co. and KKR Management is principally engaged as a holding company.

The present principal occupation or employment of each of Messrs. Bae, Lewin, Kravis, Nuttall, Roberts and Sorkin is as an executive of KKR & Co. and/or one or more of its affiliates.  The present principal occupation of each of the KKR Directors is listed on Annex A attached hereto.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the KKR Directors or other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the KKR Directors or other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

The ownership percentages set forth below are calculated pursuant to Rule 13d-3 of the Act and are based on an aggregate of 29,268,652 Common Units outstanding as of January 28, 2020, as provided to the Reporting Persons by the Issuer, plus 3,897,483 Common Units that will be received by EIGF Aggregator III and 266,076 Common Units that will be received by TE Drilling Aggregator pursuant to the terms of the Exchange Agreement, dated September 23, 2018 (the “Exchange Agreement”). Pursuant to the Exchange Agreement, the request of the holder, each limited liability company unit (an “OpCo Unit”) of Kimbell Royalty Operating, LLC (“OpCo”), together with a Class B common unit (a “Class B Unit”) of the Issuer, may be redeemed for, at OpCo’s election, a newly-issued Common Unit or the Cash Amount (as defined therein). On January 28, 2020, EIGF Aggregator III requested that 3,897,483 OpCo Units and 3,897,483 Class B Units be redeemed, and OpCo elected to redeem such securities for an aggregate of 3,897,483 Common Units, and TE Drilling Aggregator requested that 266,076 OpCo Units and 266,076 Class B Units be redeemed, and OpCo elected to redeem such securities for an aggregate of 266,076 Common Units.

As of the date of this filing, (i) EIGF Aggregator III may have been deemed to be the beneficial owner of, and have sole voting and dispositive power over, 3,897,483 Common Units, which represent 11.8% of the total number of Common Units outstanding, and (ii) TE Drilling Aggregator may have been deemed to be the beneficial owner of, and have sole voting and dispositive power over, 266,076 Common Units, which represent 0.9% of the total number of Common Units outstanding.

Each of EIGF Aggregator (as the managing member of EIGF Aggregator III), KKR Energy Income (as the managing member of EIGF Aggregator), and KKR Associates (as the general partner of KKR Energy Income) may be deemed to be the beneficial owner of, and have sole voting and dispositive power over, the Common Units beneficially owned by EIGF Aggregator, but each disclaims beneficial ownership of such Common Units. Each of KKR Energy Income TE (as the sole member of TE Drilling Aggregator) and KKR Associates TE (as the general partner of KKR Energy Income TE) may be deemed to be the beneficial owner of, and have sole voting and dispositive power over, the Common Units beneficially owned by TE Drilling Aggregator, but each disclaims beneficial ownership of such Common Units.

Each of KKR EIGF (as the general partner of KKR Associates and as the general partner of KKR Associates TE), KKR Upstream Associates (as the sole member of KKR EIGF), KKR Group Partnership (as a member of KKR Upstream Associates and the sole member of KKR Upstream), KKR Upstream (as a member of KKR Upstream Associates), KKR Group Holdings (as the general partner of KKR Group Partnership), KKR & Co. (as the sole shareholder of KKR Group Holdings), KKR Management (as the Class B shareholder of KKR & Co.) and each of Henry R. Kravis and George R. Roberts (as the founding partners of KKR Management) may be deemed to be the beneficial owner of, and have sole voting and dispositive power over, or, in the case of KKR Upstream Associates and Messrs. Kravis and Roberts, shared voting and dispositive power over, the Common Units beneficially owned by EIGF Aggregator III and TE Drilling Aggregator, for an aggregate of 4,163,559 Common Units, or 12.5% of the total number of Common Units outstanding, but each disclaims beneficial ownership of such Common Units.

To the best knowledge of the Reporting Persons, none of the KKR Directors or any other person named in Item 2 beneficially owns any Common Units except as described herein.  The filing of this Amendment No. 2 shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this statement.

(c) None of the Reporting Persons, or, to the best knowledge of the Reporting Persons, the KKR Directors or any other person named in Item 2 has effected any transactions in the Common Units during the past 60 days except (i) on January 27, 2020, EIGF Aggregator III requested that 702,701 OpCo Units and 702,701 Class B Units be redeemed, and OpCo elected to redeem such securities for an aggregate of 702,701 Common Units, which were sold on January 28, 2020 pursuant to the Underwriting Agreement (as defined below), (ii) on January 27, 2020, TE Drilling Aggregator requested that 47,929 OpCo Units and 47,929 Class B Units be redeemed, and OpCo elected to redeem such securities for an aggregate of 47,929 Common Units, which were sold on January 28, 2020 pursuant to the Underwriting Agreement, (iii) on January 28, 2020, EIGF Aggregator III requested that 3,897,483 OpCo Units and 3,897,483 Class B Units be redeemed, and OpCo elected to redeem such securities for an aggregate of 3,897,483 Common Units and (iv) on January 28, 2020, TE Drilling Aggregator requested that 266,076 OpCo Units and 266,076 Class B Units be redeemed, and OpCo elected to redeem such securities for an aggregate of 266,076 Common Units.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following information:

Underwriting Agreement

On January 9, 2020, the Issuer entered into an Underwriting Agreement (the “Underwriting Agreement”), by and among the Issuer, Kimbell Royalty GP, LLC, Kimbell Royalty Operating, LLC, EIGF Aggregator III, TE Drilling Aggregator (together with EIGF Aggregator III, the “Selling Unitholders”) and Credit Suisse Securities (USA) LLC, as representative of the several underwriters named in Schedule I thereto (the “Underwriters”), providing for the offer and sale by the Issuer, and the purchase by the Underwriters of 5,000,000 Common Units. Pursuant to the Underwriting Agreement, the Selling Unitholders also granted the Underwriters an option for a period of 30 days to purchase up to an additional 750,000 Common Units from the Selling Unitholders at a purchase price of $14.8025 per Common Unit (the “Option”). On January 24, 2020, the Underwriters fully exercised the Option, and the sale of the Selling Unitholders’ 750,000 Common Units closed on January 28, 2020.

The foregoing description of the Underwriting Agreement in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed hereto as Exhibit 99.12, which is incorporated in its entirety in this Item 6.

Lock-Up Agreement

              Subject to certain exceptions, pursuant to a lock-up agreement, dated January 9, 2020, the Selling Unitholders have agreed that for a period of 45 days after January 9, 2020, they will not, directly or indirectly, (i) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of the Common Units or securities convertible into or exchangeable or exercisable for any of the Common Units, or sell or grant options, rights or warrants with respect to any of the Common Units or securities convertible into or exchangeable for the Common Units, (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the Common Units, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the Common Units or other securities, in cash or otherwise, (iii) cause to be filed a registration statement, including any amendments with respect to the registration of any of the Common Units or securities convertible, exercisable or exchangeable into the Common Units or any other of our securities or (iv) publicly disclose the intention to do any of the foregoing, in each case without the prior written consent of Credit Suisse Securities (USA) LLC on behalf of the Underwriters.

The foregoing description of the lock-up agreement in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the form of lock-up agreement, a copy of which is filed hereto as Exhibit 99.13, which is incorporated in its entirety in this Item 6.

Amended and Restated Registration Rights Agreement

On March 25, 2019, the Issuer entered into an Amended and Restated Registration Rights Agreement, dated as of March 25, 2019 (the “A&R RRA”), with EIGF Aggregator III, TE Drilling Aggregator and the other parties thereto (collectively, the “RRA parties”). Pursuant to the terms of the A&R RRA, the Issuer agreed to, among other things, prepare a shelf registration statement, or an amendment to its existing shelf registration statement (the “Shelf Registration Statement”), covering the resale of Common Units issued or issuable upon the redemption of Opco Units and a corresponding number of Class B Units held by the RRA parties (all such Common Units being the “Registrable Securities”), file the Shelf Registration Statement with the SEC within 30 days of the execution of the A&R RRA and use its reasonable best efforts to cause the Shelf Registration Statement to become effective as soon as reasonably practicable following such filing but, in any event, within 120 days of the execution of the A&R RRA. In addition, the A&R RRA permits the RRA parties to request to sell any or all of their Registrable Securities in an underwritten offering that is registered pursuant to the Shelf Registration Statement, subject to certain exceptions, including, among other things, that the gross proceeds from the sale are reasonably expected to exceed $50 million in the aggregate. The A&R RRA sets forth the priority of the RRA parties’ respective rights with regard to the inclusion of Registrable Securities in any underwritten offering.

 The foregoing description of the A&R RRA in this Item 6 does not purport to be complete and is qualified in its entirety by reference to A&R RRA, a copy of which is filed hereto as Exhibit 99.14, which is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit No.	Exhibit Description
Exhibit 99.10	Joint Filing Agreement, dated as of January 30, 2020, by and among the Reporting Persons (filed herewith).

Exhibit 99.11	Power of Attorney (filed herewith).

Exhibit 99.12	Underwriting Agreement, dated as of January 9, 2020 (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 13, 2020 and incorporated herein by reference).

Exhibit 99.13	Form of Lock-Up Agreement (included as Exhibit A to Exhibit 99.12 above).

Exhibit 99.14
Amended and Restated Registration Rights Agreement, dated as of March 25, 2019, by and among Kimbell Royalty Partners, LP, EIGF Aggregator III LLC, TE Drilling Aggregator LLC, Haymaker Management, LLC, Haymaker Minerals & Royalties, LLC, AP KRP Holdings, L.P., ATCF SPV, L.P., Zeus Investments, L.P., Apollo Kings Alley Credit SPV, L.P., Apollo Thunder Partners, L.P., AIE III Investments, L.P., Apollo Union Street SPV, L.P., Apollo Lincoln Private Credit Fund, L.P., Apollo SPN Investments I (Credit), LLC, AA Direct, L.P., PEP I Holdings, LLC, PEP II Holdings, LLC, PEP III Holdings, LLC, Cupola Royalty Direct, LLC, Kimbell Art Foundation and Rivercrest Capital Partners LP (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 26, 2019 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2020

EIGF AGGREGATOR III LLC

By:	/s/ David C. Rockecharlie
Name:	David C. Rockecharlie
Title:	Vice President

EIGF AGGREGATOR LLC

By:	/s/ David C. Rockecharlie
Name:	David C. Rockecharlie
Title:	Vice President

KKR ENERGY INCOME AND GROWTH FUND I L.P.

By:	KKR Associates EIGF L.P., its general partner
By:	KKR EIGF LLC, its general partner

By:	/s/ David C. Rockecharlie
Name:	David C. Rockecharlie
Title:	Vice President

KKR ASSOCIATES EIGF L.P.

By:	KKR EIGF LLC, its general partner

By:	/s/ David C. Rockecharlie
Name:	David C. Rockecharlie
Title:	Vice President

TE DRILLING AGGREGATOR LLC

By:	/s/ David C. Rockecharlie
Name:	David C. Rockecharlie
Title:	Vice President

KKR ENERGY INCOME AND GROWTH FUND I-TE L.P.

By:	KKR Associates EIGF TE L.P., its general partner
By:	KKR EIGF LLC, its general partner

By:	/s/ David C. Rockecharlie
Name:	David C. Rockecharlie
Title:	Vice President

KKR ASSOCIATES EIGF TE L.P.

By:	KKR EIGF LLC, its general partner

By:	/s/ David C. Rockecharlie
Name:	David C. Rockecharlie
Title:	Vice President

KKR EIGF LLC

By:	/s/ David C. Rockecharlie
Name:	David C. Rockecharlie
Title:	Vice President

KKR UPSTREAM ASSOCIATES LLC

By:	/s/ David C. Rockecharlie
Name:	David C. Rockecharlie
Title:	Vice President

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp., its general partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief
Financial Officer

KKR UPSTREAM LLC

By:	/s/ David C. Rockecharlie
Name:	David C. Rockecharlie
Title:	Vice President

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief
Financial Officer

KKR & CO. INC.

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief
Financial Officer

KKR MANAGEMENT LLP

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief
Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France.

Name	Principal Occupation
Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.

David C. Drummond	Senior Vice President, Corporate Development, Chief Legal Officer and Secretary of Alphabet Inc.

Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School

John B. Hess	Chief Executive Officer of Hess Corporation

Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA

Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent

Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.

Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley